Crowe & Dunlevy
                               20 North Broadway
                                   Suite 1800
                         Oklahoma City, Oklahoma 74820




                                September 9, 2004



Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington, DC  20549

Attention:  Michael Pressman

     Re: Pre-Paid Legal Services, Inc. - Schedule TO-I Filed August 27, 2004; File No. 5-31480

Dear Mr. Pressman:

     We are filing today Amendment No. 1 to the above referenced Schedule TO to respond to all of the comments contained in your letter dated September 7, 2004. We have agreed with all of your comments.

     We do not believe that the comments or the responses materially change the information that has already been provided to stockholders and therefore we do not intend to disseminate revised materials. Attached hereto is a statement from the company providing the requested acknowledgements.

     If you have any other questions or need any additional information, please feel free to contact the undersigned.

                                                   Very truly yours,

                                                   /s/ Michael M. Stewart

                                                   Michael M. Stewart
                                                   For the Firm

                          PRE-PAID LEGAL SERVICES INC.
                                ONE PRE-PAID WAY
                               ADA, OKLAHOMA 74820




                                September 9, 2004



Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-0303

Attention:  Michael Pressman

     Re:  Schedule TO,  Amendment No. 1; File No. 5-31480

Gentlemen:

     In connection with the filing of Amendment No. 1 on September 9, 2004 to the Schedule TO which we filed on August 27, 2004, Pre-Paid Legal Services, Inc. (the "Company") acknowledges that:

          . The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

          . Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          . The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                   Very truly yours,

                                                   Pre-Paid Legal Services, Inc.


                                                   By: /s/ Randy Harp
                                                       Randy Harp,
                                                       Chief Operating Officer